UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________
Commission file number: 001-14460
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Agrium U.S. Inc. 401(k) Retirement Savings Plan
4582 South Ulster Street, Suite 1700
Denver, CO 80237
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Agrium Inc.
13131 Lake Fraser Drive Southeast
Calgary, Alberta
Canada T2J 7E8

AGRIUM U.S. INC.
401(K) RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
December 31, 2007 and 2006
(With Report of Independent Registered Public Accounting Firm Thereon)

AGRIUM U.S. INC.
401(K) RETIREMENT SAVINGS PLAN
December 31, 2007 and 2006

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Plan Benefits	2
As of December 31, 2007 and 2006

Statement of Changes in Net Assets Available for Plan Benefits	3
Year ended December 31, 2007

Notes to the Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	11
As of December 31, 2007

Report of Independent Registered Public Accounting Firm
U.S. Pension Committee

Agrium U.S. Inc. 401(k) Retirement Savings Plan
We have audited the accompanying statements of net assets available for plan benefits of the Agrium U.S. Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for plan benefits of the Agrium U.S. Inc. 401(k) Retirement Savings Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2007 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Gordon, Hughes & Banks, LLP
Greenwood Village, Colorado June 20, 2008

AGRIUM U.S. INC.
401(K) RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
As of December 31
(U.S. dollars)

	2007	2006
Assets
Investments at fair value (note 5):
Mutual funds	$51,747,504	$46,618,702
Collective trust	18,452,803	21,466,254
Common stock	17,355,553	7,820,700
Participant loans	2,715,849	3,032,896

Total investments	90,271,709	78,938,552

Receivables:
Participant contributions	168,767	162,217
Employer contributions	50,574	47,915

Total receivables	219,341	210,132

Total assets	90,491,050	79,148,684

Net assets reflecting all investments at fair value	90,491,050	79,148,684
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 2)	(563,823)	(982,489)

Net assets available for plan benefits	$89,927,227	$78,166,195

See accompanying notes to the financial statements.

AGRIUM U.S. INC.
401(K) RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31
(U.S. dollars)

2007
Additions
Additions to net assets attributed to:
Net realized and unrealized appreciation in fair value of investments	$10,153,010
Interest and dividends	3,811,688

13,964,698

Contributions:
Participants	4,922,230
Employer	1,387,559
Rollover	119,100

6,428,889

Total additions	20,393,587

Deductions and transfers
Deductions and transfers attributed to:
Distributions paid to participants	9,087,967
Affiliated plan transfers and other	(455,412)

Total deductions	8,632,555

Net increase	11,761,032

Net assets available for plan benefits:
Beginning of year	78,166,195

End of year	$89,927,227

See accompanying notes to the financial statements.

AGRIUM U.S. INC.
401(K) RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
As of December 31, 2007
(U.S. dollars)

1.	PLAN DESCRIPTION
The following description of the Agrium U.S. 401(K) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan sponsor, Agrium U.S. Inc. (the Corporation), is a subsidiary of Agrium Inc. (Agrium).

The Plan is a defined contribution plan established for the benefit of eligible employees of the Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Agrium acquired control of Royster-Clark, Inc. (Royster), a major U.S. retailer and wholesaler of crop inputs, on February 9, 2006. A portion of the Royster-Clark, Inc. Employee Savings and Investment Plan and Trust plan assets that are attributable to employees joining the Agrium U.S. 401(K) Retirement Savings Plan were transferred and merged into the plan on December 29, 2006. The assets have been appropriately included as investments on the statement of net assets available for plan benefits as of December 31, 2007.
a)	Contributions
Participants under the Plan are automatically enrolled with a 2% contribution unless the participant chooses not to join the Plan. Participants can elect to contribute up to 30% of their annual compensation. The Corporation matches 50% of the first six percent of the employee’s voluntary contributions. Individual participant contributions are subject to annual Internal Revenue Code limitations: greater than 50 years of age is $20,500; less than 50 years of age is $15,500 for 2007. Total contributions cannot exceed limits as defined by the Internal Revenue Code.
b)	Participant Eligibility
Employees of the Corporation are eligible to participate in the Plan if they are regular, full-time or job-share employees, not represented by a collective bargaining unit of the Corporation’s participating subsidiaries or affiliated companies or represented by a collective bargaining unit that provides for employees’ participation in the Plan. Employees who are scheduled to work at least 1,000 hours each calendar year are also eligible to participate.
c)	Vesting
Participants are immediately vested in their contributions, the Corporation’s contributions, and actual earnings thereon.

AGRIUM U.S. INC.
401(K) RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
As of December 31, 2007
(U.S. dollars)

1.	PLAN DESCRIPTION (CONTINUED)
d)	Distributions
Distributions from the Plan may be made to a participant upon death, total disability, retirement, financial hardship or termination of employment. Distributions are recorded when paid. Upon termination of employment, a participant whose vested account balance is greater than $1,000 may elect to receive a distribution of his or her account balance, leave the vested account balance in the Plan until a date not to exceed April 1 of the year following the year in which the participant reaches age 70 1/2, or request a direct rollover. A participant with a vested account balance that is $1,000 or less will be required to receive his or her account balance in cash as a lump-sum payment. For all distributions, if a lump-sum payment is elected, any portion of a participant’s account that is invested in the Agrium Inc. Common Stock Fund may be distributed as cash or in common shares of Agrium Inc. at the election of the participant.
e)	Investment Options
Upon enrollment in the Plan, a participant may direct employee contributions in even multiples of one percent of the total participant’s contribution in any of the following investment options:

Agrium Inc. Common Stock — Funds are invested in common stock of Agrium Inc.

SEI Stable Asset GIC Fund — The fund invests primarily in a diversified portfolio of guaranteed investment contracts (GIC’s) issued by major life insurance companies and money centre banks. The fund seeks to provide current income with the preservation of capital.

SEI Core Fixed Income Fund — The fund invests primarily in a broadly diversified portfolio of U.S. fixed income securities issued by the U.S. government and its agencies, along with investment grade corporate bonds and mortgage-backed securities. The fund seeks to provide a broad level of diversification and current income in U.S. fixed income securities.

SEI S&P 500 Index Fund — The fund invests primarily in common stocks that replicate the investment results of the Standard & Poor’s 500 Composite Stock Price Index.

SEI Large Cap Value Fund — The fund invests in large company stocks with a value style. The fund seeks to provide a broad level of diversification in large capitalization stocks in a risk-controlled framework, which includes stocks with value characteristics.

SEI Large Cap Growth Fund — The fund invests in large company stocks with a growth style. The fund seeks to provide a broad level of diversification in large capitalization stocks in a risk-controlled framework, which includes stocks with growth characteristics.

SEI Small Cap Value Fund — The fund invests in U.S. small company stocks with a value style. The fund seeks to provide a broad level of diversification in U.S. small capitalization stocks in a risk-controlled framework, which includes stocks with value characteristics.

AGRIUM U.S. INC.
401(K) RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
As of December 31, 2007
(U.S. dollars)

1.	PLAN DESCRIPTION (CONTINUED)
e)	Investment Options (continued)
SEI Small Cap Growth Fund — The fund invests in U.S. small company stocks with a growth style. The fund seeks to provide a broad level of diversification in U.S. small capitalization stocks in a risk-controlled framework, which includes stocks with growth characteristics.

SEI International Equity Fund — The fund seeks to provide a broad level of diversification in international equity securities in a risk-controlled framework by investing in equity securities of issuers in developed non-U.S. markets.

SEI Diversified Conservative Fund — The fund includes significant allocations to fixed income funds and moderate allocations to equity funds. The fund seeks to provide current income with the opportunity for capital growth through participation in the U.S. and international equity markets.

SEI Diversified Moderate Growth Fund — The fund invests in both equity and fixed income funds. The fund seeks to provide long-term growth of capital with a limited level of current income. Funds are invested 60% in equity, both U.S. and international, and 40% in fixed income funds.

SEI Diversified Global Stock Fund — The fund invests almost exclusively in stock funds, and U.S. and non-U.S. equities. The fund may invest up to 39% of its total assets in international equity markets. The fund seeks long-term capital growth through participation in the U.S. and international equity markets.

SEI Mid Cap Fund (Class A) — The fund invests primarily in equity securities of mid-sized companies. The fund seeks long term capital appreciation.

SEI Age-Based Portfolios — These funds include 10 specific age-based investment portfolios. The age-based portfolios are comprised of underlying SEI funds. The Aggressive Strategy and Market Growth Strategy represent growth focused strategies. The Moderate Strategy, Conservative Strategy and Stable Asset Strategy represent stability focused strategies.

See note 5 for the details of investments that exceeded five percent of net assets available for plan benefits as of December 31, 2007 and 2006.
f)	Administrative Expenses
The Corporation paid an insignificant amount of administrative expenses of the Plan for the year ended December 31, 2007. The remaining Plan expenses, including fees, incurred in 2007 were paid directly from Plan assets.

AGRIUM U.S. INC.
401(K) RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
As of December 31, 2007
(U.S. dollars)

1.	PLAN DESCRIPTION (CONTINUED)
g)	Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their account balance or $50,000, reduced by (a) the participant’s highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made and (b) the participant’s outstanding loan balance from the Plan on the day before the loan is made. Loans must be repaid within five years. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent as published monthly in the Wall Street Journal. Principal and interest is paid through monthly payroll deductions. Loans outstanding as of December 31, 2007 and 2006 bear interest rates ranging from 5% to 10.5%.
h)	Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Corporation’s contributions, (b) Plan earnings and losses, and (c) an allocation of administrative expenses.

Allocations are based on participant’s earnings or account balances, as defined. The benefit a participant is entitled to is the benefit that can be provided from the participant’s vested account.
2.	SIGNIFICANT ACCOUNTING POLICIES
a)	Basis of Presentation
The accompanying financial statements have been prepared using the accrual basis of accounting.
b)	Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.
c)	Valuation of Investments
Investments in mutual funds, collective trust funds and common stocks are valued at fair value determined by the quoted market price. Participant loans are valued at the unpaid principal balance, which approximates fair value. Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

AGRIUM U.S. INC.
401(K) RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
As of December 31, 2007
(U.S. dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
c)	Valuation of Investments (continued)
The SEI Stable Asset GIC Fund is stated according to the Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”), which states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the accompanying Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The accompanying Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. For the year ended December 31, 2007 the average yield utilized was 5.84% and the crediting interest rate to the fund was 4.44%. For the year ended December 31, 2006 the average yield utilized was 5.71% and the crediting interest rate to the fund was 4.95%.
3.	TAX STATUS
The Internal Revenue Service (IRS) has determined and informed the Corporation by a letter dated October 29, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Continued qualification of the Plan will depend on the operation of the Plan in compliance with IRS regulations.
4.	PLAN TERMINATION
Although the Corporation has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate it subject to the provisions of ERISA. The Plan provides that upon termination, the net assets should be allocated among the Plan’s participants and beneficiaries in accordance with the provisions of the Plan.

AGRIUM U.S. INC.
401(K) RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
As of December 31, 2007
(U.S. dollars)

5.	INVESTMENTS

	2007	2006
Investment securities representing five percent or more of net assets available for plan benefits:
SEI Stable Asset GIC Fund	$18,452,803	$21,466,254
Agrium Inc. Common Stock	17,355,553	7,820,700
SEI Large Cap Growth Fund	8,452,675	8,994,299
SEI Market Growth Strategy Fund	5,813,017	—
SEI Large Cap Value Fund	5,783,311	5,913,359
SEI Small Cap Value Fund	5,555,969	7,444,093
SEI International Equity Fund	5,201,103	4,044,097
SEI S&P 500 Index Fund	5,104,231	5,215,650
SEI Aggressive Strategy Fund	4,732,350	—

	$76,451,012	$60,898,452

Investment securities representing less than five percent of net assets available for plan benefits:
SEI Core Fixed Income Fund	4,340,069	3,825,246
SEI Mid Cap Fund	2,923,352	1,672,565
SEI Small Cap Growth Fund	2,909,821	3,337,709
SEI Moderate Strategy Fund	601,136	—
SEI Conservative Strategy Fund	198,042	—
SEI Diversified Moderate Growth Fund	89,210	4,633,891
SEI Diversified Global Stock Fund	34,295	1,006,274
SEI Diversified Conservative Fund	8,923	531,519
Participant loans, bearing interest at rates ranging from 5% to 10.5%, secured by a participant’s vested account	2,715,849	3,032,896

	$13,820,697	$18,040,100

Total Investments	$90,271,709	$78,938,552

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Agrium Inc. Common Stock	$10,984,214	$2,652,000
SEI Stable Asset GIC Fund	529,543	210,791
Mutual Funds	(1,360,747)	2,996,521

	$10,153,010	$5,859,312

AGRIUM U.S. INC.
401(K) RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
As of December 31, 2007
(U.S. dollars)

6.	RISKS AND UNCERTAINTIES
The Plan invests in mutual funds and other investment securities. Investments in general are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.
7.	SUBSEQUENT EVENTS
Effective December 31, 2007, the Agrium U.S. Inc. Retirement Plan (an Agrium sponsored defined benefit plan) was amended to cease benefit accruals for all participants as of that date. As a result, beginning January 1, 2008 the Corporation increased its contributions to the Plan to continue to assist employees in achieving the important goal of financial security in retirement. Specifically, the Plan has been amended as follows:
•	All eligible employees will receive a 6% basic contribution from the Corporation.

•	Participants in the Agrium U.S. Inc. Retirement Plan may be eligible to receive Defined Contribution Transition Credits from the Corporation. The amount of the DC Transition Credits is based on the participant’s age and benefit service as of December 31, 2007.

•	The default investment election will be the relevant SEI Age-based Portfolios.

•	An automatic step-up feature is added to the Plan. Participant contributions will be increased by 1% annually until the participant’s contribution rate reaches 6%, unless the participant elects otherwise.

AGRIUM U.S. INC.
401(K) RETIREMENT SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End Year)
As of December 31, 2007
(U.S. dollars)

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Current Value
*	SEI Stable Asset GIC Fund	Guaranteed Interest Contract	$18,452,803
*	Agrium Inc.	Common stock	17,355,553
*	SEI Large Cap Growth Fund	Mutual fund	8,452,675
*	SEI Market Growth Strategy Fund	Mutual fund	5,813,017
*	SEI Large Cap Value Fund	Mutual fund	5,783,311
*	SEI Small Cap Value Fund	Mutual fund	5,555,969
*	SEI International Equity Fund	Mutual fund	5,201,103
*	SEI S&P 500 Index Fund	Mutual fund	5,104,231
*	SEI Aggressive Strategy Fund	Mutual fund	4,732,350
*	SEI Core Fixed Income Fund	Mutual fund	4,340,069
*	SEI Mid Cap Fund	Mutual fund	2,923,352
*	SEI Small Cap Growth Fund	Mutual fund	2,909,821
	Participant loans, bearing interest at rates ranging from 5% to 10.5%, secured by a participant’s vested account	Participant loans	2,715,849
*	SEI Moderate Strategy Fund	Mutual fund	601,136
*	SEI Conservative Strategy Fund	Mutual fund	198,042
*	SEI Diversified Moderate Growth Fund	Mutual fund	89,210
*	SEI Diversified Global Stock Fund	Mutual fund	34,295
*	SEI Diversified Conservative Fund	Mutual fund	8,923

	Total assets held for investment purposes	Mutual fund	$90,271,709

* Identified party-in-interest.
Note: Information on cost of investments is excluded, as all investments are participant directed.
See accompanying report of independent registered public accounting firm.

SIGNATURE
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, Agrium U.S. Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 26, 2008	AGRIUM U.S. INC. 401(k) RETIREMENT SAVINGS PLAN
	By:	AGRIUM U.S. INC.
/s/ Richard L. Gearheard
Richard L. Gearheard
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm to incorporation by reference in Form S-8.